уралсвязьинформ

Открытое акционерное общество «Уралсвязьинформ»
ул. Московская, д. 11, г. Екатеринбург, Россия, 620014
тел. (343) 376-20-00, факс (343) 379-12-90
e-mail: usi@gd.usi.ru, internet: www.usi.ru
р/с 40702810749020101137 в Западно-Уральском банке СБ РФ
к/с 30101810900000000603, БИК 045773603, ОКПО 01134530
ОГРН 1025900510349, ИНН/КПП 5902183094/5901150001

24/III.2006 № 09.1-14/3593

На № ____________ от ________________

The U.S. Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N. W.
Mail Stop
Washington, D. C. 20549
U. S. A.


SEC MAIL
RECEIVED
PROCESSING
MAR 3 0 2006
WASH, D.C.
213
SECTION

SUPPL

Dear Sirs,

In connection with Uralsvyazinform's exemption, pursuant to Rule 12g3-2(b), from the registration and reporting requirements of the Securities and Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12(g)3-2(b)(1)(iii), enclosed please find the information on corporate actions d. March 21, 2006.


06012138

Sincerely yours,

Elena V. Neverova

Head of Equity and IR Department

PROCESSED
APR 0 4 2006
THOMSON
FINANCIAL

Equity and IR Department
Tel.: +7 (343) 379 12 19
investor@gd.usi.ru

uralsvyazinform

11, ul. Moskovskaya, Ekaterinburg, Russia 620014
Tel.: +7 (343) 376-20-00, Fax: +7 (343) 379-12-90
www.uralsviazinform.com

March 21, 2006

Uralsvyazinform accomplished Placement of monetary bond issue of 07 series.

On March 21, 2006 Uralsvyazinform accomplished Placement of monetary bond issue of 07 series.

Characteristics of the securities: non-convertible interest-bearing documentary bearer bonds of 07 series with obligatory centralized custody (further referred to as "Bonds").

Maturity terms of the bond issue:
The bonds are redeemed sequentially in installments on following terms:

- on the 1456th day from the date of placement each Bond is redeemed partially in the amount of 20% of the bond issue par value,
- on the 1638th day from the date of placement each Bond is redeemed partially in the amount of 20% of the bond issue par value,
- on the 1820th day from the date of placement the each Bond is redeemed partially in the amount of 20% of the bond issue par value,
- on the 2002nd day from the date of placement the each Bond is redeemed partially in the amount of 20% of the bond issue par value,
- on the 2184th day from the date of placement the each Bond is redeemed partially in the amount of 20% of the bond issue par value.

Each part of the Bonds par value is redeemed by the Paying agent by order and at the expense of the Issuer.

If the date on which the part of the Bonds par value is to be redeemed falls on a day-off (irrespective of its being either a public day-off or a banking day-off), the pay-off of a due amount is to be executed on the first working day following the day-off. The Bondholder is not entitled to demand charging of interest or any other compensation for such a delay in pay-off.

State registration number of the bond issue and the date of its state registration: **4-10-00175-A dd. November, 2006**

Securities Department
Tel.: +7 (343) 379 12 19
investor@gd.usi.ru

The name of the registering authority that performed the bond issue registration: **Federal Commission for the Securities Market.**

The number of actually placed securities: **3,000,000 (two million) bonds.**
Par value: **RUR 1,000 (one thousand).**
The bonds' overall nominal value amounts to **RUR 3 bn.**
The part of actually placed bonds: **100%.**
The actual start date of securities placement: **March 21, 2006**.

The actual end date of securities placement: the date of bringing in the last credit entry to the personal account (custody account) of the first Owner in the issue book-entry settlement system or the date on which the last certificate for the documentary security of the issue is scripped): **March 21, 2006.**

Mode of payment: monetary non-cash settlement in Russian Federation currency.

Uralsvyazinform informs, that within the placement period no deals of interest or large deals were effected by the Issuer.

Securities Department
Tel.: +7 (343) 379 12 19
investor@gd.usi.ru

uralsvyazinform

11, Moskovskaya St, Ekaterinburg, Russia 620014
Tel.: +7 (343) 376-20-00, Fax: +7 (343) 379-12-90
www.uralsviazinform.com

March 21, 2006

The Uralsvyazinform›s Director General approved the coupon rate for the monetary bond issue of 07 series.

On March 21, 2006 the Uralsvyazinform›s Director General approved the coupon rate for the monetary bond issue of 07 series.

Characteristics of the securities: non-convertible interest-bearing documentary bearer bonds of 07 series with obligatory centralized custody (further referred to as "Bonds").

The date on which the bond issue coupon rate was determined: March 21, 2006 (the Order № 282).

The overall amount of interest or other yields to be paid off on the whole bond issue and the interest rate per bond of the issue:

Overall yield on the first coupon: **RUR 125,640,000**;
The first coupon annual interest rate per bond makes up **8.40 per cent or RUR 41.88**.

Overall yield on the second coupon: **RUR 125,640,000**;
The second coupon annual interest rate per bond makes up **8.40 per cent or RUR 41.88**.

Overall yield on the third coupon: **RUR 125,640,000**;
The third coupon annual interest rate per bond makes up **8.40 per cent or RUR 41.88**.

Overall yield on the fourth coupon: **RUR 125,640,000**;
The fourth coupon annual interest rate per bond makes up **8.40 per cent or RUR 41.88**.

Overall yield on the fifth coupon: **RUR 125,640,000**;
The fifth coupon annual interest rate per bond makes up **8.40 per cent or RUR 41.88**.

Overall yield on the sixth coupon: **RUR 125,640,000**;
The sixth coupon annual interest rate per bond makes up **8.40 per cent or RUR 41.88**.

Securities Department
Tel.: +7 (343) 379 12 19
investor@gd.usi.ru

The mode of dividend repay: **monetary non-cash settlement in the Russian Federation currency.**

The date on which the obligation on the first coupon payment is to be executed:
September 19, 2006.
The date on which the obligation on the second coupon payment is to be executed:
March 20, 2007.
The date on which the obligation on the third coupon payment is to be executed:
September 18, 2007.
The date on which the obligation on the fourth coupon payment is to be executed:
March 18, 2008.
The date on which the obligation on the fifth coupon payment is to be executed:
September 16, 2008.
The date on which the obligation on the sixth coupon payment is to be executed:
March 17, 2009.

Securities Department
Tel.: +7 (343) 379 12 19
investor@gd.usi.ru